Exhibit (a)(5)(e)

   IN OPEN LETTER, FURSA URGES METROMEDIA STOCKHOLDERS TO CONTINUE TO WITHHOLD
                        THEIR SHARES FROM CAUCUSCOM OFFER

LYNBROOK, N.Y., August 20, 2007 - Fursa Alternative Strategies ("Fursa") today issued the following open letter to Metromedia International Group, Inc. ("Metromedia") stockholders:

         August 20, 2007

         Dear Metromedia Stockholder:

         As you know, CaucusCom Ventures L.P. and CaucusCom Mergerco Corp ("CaucusCom") announced last week that CaucusCom has not received enough shares to satisfy the Minimum Condition (as defined in the merger agreement), and therefore extended its tender offer for Metromedia until 12:00 midnight, New York City time, on Tuesday, August 21, 2007.

         We believe it is vital that Metromedia stockholders remain patient and continue to hold their shares and not tender into CaucusCom's offer so that they will have the opportunity to review all information regarding Fursa's superior $2.05 per share cash proposal. We would like to remind all Metromedia stockholders that, on August 22, 2007, CaucusCom will be required to extend its tender offer again if it does not satisfy the Minimum Condition.

         Our proposed tender offer represents a 14% premium over CaucusCom's $1.80 per share cash offer, while keeping all other terms and conditions, including, without limitation, the same structure (tender offer with a backend merger), representations, warranties, covenants and conditions. We are working hard to complete our due diligence process and make our proposal unconditional. In the interim, we urge all Metromedia stockholders NOT to tender their shares to the CaucusCom offer, and that those stockholders who have tendered withdraw their shares until Fursa can complete its due diligence.

         We remain highly confident in our ability to obtain the necessary financing for the transaction and look forward to finalizing our offer as soon as practicable. We greatly value your support.

         Sincerely,
         / s / William F. Harley

         William F. Harley, President
         Fursa Alternative Strategies

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Metromedia. At the time the tender offer is commenced, Fursa will file a tender offer statement with the U.S. Securities and Exchange Commission. Metromedia's stockholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Metromedia's and other documents) that will be filed with the SEC, because they will contain important information that Metromedia's stockholders should consider before tendering their shares. These documents will be available free of charge on the SEC's web site, www.sec.gov.

ABOUT FURSA ALTERNATIVE STRATEGIES

Founded in 1999, Fursa Alternative Strategies is a hedge fund management firm based in Lynbrook, New York.

CONTACT:
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Jeremy Jacobs, 212-355-4449